Filed by TAM S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

TAM S.A.

Publicly-Held Company with Authorized Capital – CVM No 016390

CNPJ nº 01.832.635/0001-18 – NIRE nº 35.300.150.007

Av. Jurandir, 856, Lote 4, 1o andar

CEP 04072-000, São Paulo/SP

MATERIAL FACT

Boards of LAN and TAM agree to continue with the merger and aim for completion by the end of the first quarter 2012

·           After analyzing the resolution of the Tribunal de Defensa de la Libre Competencia, Chile’s antitrust court, LAN and TAM expect the measures not to significantly affect the estimated synergies nor the future strategic development of LATAM Group

·         Although the mitigation measures are broadly in line with those LAN and TAM were willing to accept in the consultation process, the companies consider that three of the measures are illegal and unconstitutional in certain aspects, and they have resolved to appeal these measures before the Supreme Court of Chile.

·         The companies believe that the appeal will not prevent them from continuing with the merger process, subject to the final resolution of the Supreme Court, and therefore believe that the appeal process will not delay LAN and TAM’s plans bring the transaction into effect, which the companies believe can be concluded towards the end of the first quarter 2012.

São Paulo, Ocotber 4, 2011 – After thorough analysis of the content and implications of the resolution of the Tribunal de Defensa de la Libre Competencia de Chile (TDLC), Chile’s antitrust court, regarding the merger process between LAN Airlines S.A. (LAN) (NYSE: LFL/IPSA: LAN) and TAM S.A. (TAM) (BM&FBOVESPA: TAMM4/NYSE: TAM), the Boards of Directors of both companies have confirmed their decision to move forward with the transaction.

LAN and TAM believe the mitigation measures imposed by the TDLC do not significantly impact the synergies generated by the transaction and do not modify in any material respect the companies’ joint strategic development plans. From the analysis, the estimated impact on the expected synergies would not exceed US$10 million per year, reducing by such amount the total previously announced synergies of US$400 million.

The mitigation measures considered in the judgment  by the TDLC are broadly in line with the measures that LAN and TAM were prepared to accept in January 2011 in the out-of-court settlement negotiated with the Fiscalía Nacional Económica (FNE), Chile’s antitrust authority. Nevertheless, on October 3, LAN and TAM presented an appeal before the Supreme Court objecting three of the mitigation measures which the companies deem to be unconstitutional and disproportionately severe.

The three measures being appealed are:

            1.- the seventh condition, which establishes the obligation to submit for approval ex – ante certain code share agreements that LATAM Group may have reached with airlines outside of its chosen alliance. This is unnecessary considering the existence of an alternative measure, which requires the company to inform the FNE of all such agreements so that it may analyze and determine if they are detrimental to the competitive environment;

           2.- the eight condition, which establishes the obligation to give up four fifth freedom rights to Lima, Peru. This condition goes against a 2009 ruling of the Supreme Court, which overturned a previous ruling of the TDLC which attempted to impose measures that would have had the same  impact; and

     3.- the fourteenth condition, which provides excessive intrusive powers to the FNE and to the consultant that the TDLC requires the company to hire to collaborate in the surveillance process. The company considers that the proposed “unrestricted, total, permanent and continuous” access that this consultant would have, both in and outside of Chile, to LATAM Group’s data bases, systems, accounting, installations, offices, call centers and others, is unlimited and differs from what is provided for by law since it lacks previous judicial controls and is therefore illegal in that it affects constitutional rights.

In its appeals before the Supreme Court, it is highlighted that the seventh and fourteenth measures have legitimate legal and constitutional alternatives which are in accordance with the underlying spirit of the measures proposed by the TDLC.

LAN and TAM confirm their commitment to implement the merger in the shortest possible timeframe, which they expect to be towards the end of the first quarter 2012. It is important to highlight that LAN and TAM plan to move forward, in parallel with the Supreme Court appeal process, with the various regulatory and corporate authorizations that are still required to complete the transaction.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 destinations in Brazil and 18 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.4% in August; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 89.1% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (153 operational aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 16 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

About LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America.  The company and its affiliates serve over 76 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 93 additional international destinations through its various code share agreements.  LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presen

Currently, LAN Airlines and its affiliates operate 125 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters. The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB).  The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years.  For more information please visit www.lan.com   or www.oneworldalliance.com.

ce in the Argentinean and Ecuadorian domestic markets. Furthermore, in November 2010, LAN acquired Colombian airline AIRES.

Forward-Looking Statements

This website contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com  or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.